Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2023 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2023	30.09.2023	31.12.2022	31.12.2023	31.12.2022	31.03.2023
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	72,148	68,802	67,700	208,334	182,911	245,879
2	Cost of revenues	29,945	28,434	27,607	86,210	79,565	106,536
3	Gross profit (1 - 2)	42,203	40,368	40,093	122,124	103,346	139,343
4	Selling, general and administrative expenses	20,228	18,795	17,981	56,725	50,034	68,026
5	Research and development expenses	5,565	5,447	4,821	15,996	14,015	19,381
6	Impairment of non-current assets	110	55	134	176	159	699
7	Other (income)/expense,net	(967)	(1,796)	732	(3,543)	(5,626)	(5,907)
	Total operating expenses	24,936	22,501	23,668	69,354	58,582	82,199
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	17,267	17,867	16,425	52,770	44,764	57,144
	Finance income	1,357	1,578	279	4,090	3,128	4,281
	Finance expense	(394)	(353)	(418)	(1,118)	(1,074)	(1,428)
9	Finance income/(expense),net	963	1,225	(139)	2,972	2,054	2,853
10	Share of profit of equity accounted investees, net of tax	27	42	60	112	294	370
11	Profit before tax (8 + 9 + 10)	18,257	19,134	16,346	55,854	47,112	60,367
12	Tax expense,net	4,468	4,334	3,875	13,240	11,637	15,300
13	Profit for the period/year (11 -12)	13,789	14,800	12,471	42,614	35,475	45,067
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	82.81	88.96	75.09	256.17	213.69	271.43
	Diluted earnings per share of Rs.5/- each	82.68	88.78	74.95	255.68	213.24	270.85
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2023	30.09.2023	31.12.2022	31.12.2023	31.12.2022	31.03.2023
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	10,390	9,446	10,142	29,054	26,385	36,646
	b) Global Generics	63,095	61,084	59,241	184,262	159,511	213,768
	c) Others	1,214	684	701	2,490	2,118	3,042
	Total	74,699	71,214	70,084	215,806	188,014	253,456
	Less: Inter-segment revenues	2,551	2,412	2,384	7,472	5,103	7,577
	Net revenues	72,148	68,802	67,700	208,334	182,911	245,879

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,306	1,254	1,409	4,569	2,752	4,715
	b) Global Generics	39,075	38,873	38,255	116,335	99,221	132,719
	c) Others	822	241	429	1,220	1,373	1,909
	Total	42,203	40,368	40,093	122,124	103,346	139,343
	Less: Selling and other un-allocable expenditure, net of other income	23,946	21,234	23,747	66,270	56,234	78,976
	Total profit before tax	18,257	19,134	16,346	55,854	47,112	60,367

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Notes:

1	The above statement of unaudited consolidated financial results of Dr.Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB) and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 30 January 2024. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	Revenues for the year ended 31 March 2023 includes:

a. Rs.2,640 million from sale of  certain non-core dermatology brands to Eris Lifesciences Limited;

b. Rs.1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited; and

c. Rs.902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited.

The amounts recognised above are adjusted for expected sales returns. These transactions pertain to Company’s Global Generics segment.

3	During the quarter and nine months ended 31 December 2023, an amount of Rs.1,148 million and Rs.3,422 million, respectively, and during the quarter and nine months ended 31 December 2022, an amount of Rs.435 million and Rs.2,806 million, respectively, representing government grants have been accounted as a reduction from Cost of revenues.

4	“Other (income)/expense, net” for the nine months ended 31 December 2023 includes Rs.540 million recognised, in April 2023, pursuant to settlement agreement with Janssen Group in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

5	“Other (income)/expense, net” for quarter ended 30 September 2023 includes Rs.984 million recognised pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom. This transaction pertains to the Company's Global Generics segment.

6	Included in “Other (income)/expense, net” for the year ended 31 March 2023, is an amount of Rs.991 million representing the Loss on sale of Assets recognised in December 2022, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

7	"Other (income)/expense, net" for the nine months ended 31 December 2022 includes an amount of Rs.5,638 million (U.S.$71.39 million discounted to present value) recognised in June 2022 towards the settlement of an ongoing litigation relating to launch of a product with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc.

8	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the nine months ended 31 December 2023 and year ended 31 March 2023.

9	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

10

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

Place: Hyderabad Date: 30 January 2024	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director